

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 3, 2015

Thomas Winmill
Chief Executive Officer
Dividend and Income Fund
11 Hanover Square
New York, NY 10005

> **Re: Dividend and Income Fund**
> **Amendment to Registration Statement on Form N-2**
> **Filed May 22, 2015**
> **File No. 333-203126**

Dear Mr. Winmill:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of the Securities, page 45

1. We are evaluating your response to comment 20 and request additional analysis. Please tell us the basis for your conclusion that the "Loser Pays" Fee Shifting provision and the Arbitration provision are consistent with the federal securities laws. In responding, please specifically address Sections 36 and 44 under the Investment Company Act as well as the general principles behind Sections 1(b)(3), 47(a), and 50. In addition, please discuss the Private Securities Litigation Reform Act and any other securities laws you deem relevant. In responding, please provide us with citations to the cases, releases, no-action letters, and other sources you rely on so that we may follow your analysis. We may have further comment after reviewing your response.

2. Please tell us the date(s) when the "Loser Pays" Fee Shifting provision and the Arbitration provision were added to your Declaration of Trust as well as the dates and substance of any amendments to these provisions. Please advise whether shareholder approval was obtained for these provisions or amendments and, if not, tell us the legal basis for your conclusion that shareholder approval or Securities Act registration was not required.

To the extent that the "Loser Pays" Fee Shifting provision and/or the Arbitration provision were added or materially amended after your first sale of securities, please provide us with the analysis of why the addition or amendment of such provision did not constitute a new security. If you conclude a new security was exchanged, please provide an explanation of the exemption from registration upon which you relied.

Without limiting the foregoing, we believe the analysis should address:

- The fact that the Arbitration provision covers the "Trust Parties," including the Trustees and investment manager;
- The fact that the Arbitration provision gives the Trust Parties the option to seek arbitration;
- The fact that the Arbitration provision covers derivative and class actions and limits discovery;
- The fact that the "Loser Pays" Fee Shifting provision imposes joint and several liability on any "Claiming Party" for a potentially unlimited amount; and,
- The fact that the definition of "Claiming Party" covers people acting on behalf of current or prior shareholders, including the purpose of the reference to "offers substantial assistance to or has a direct financial interest in any Claim against the Trust …"

Please provide us with your thorough analysis of the foregoing considerations. We may have further comment after reviewing your response.

Exhibits

3. We note your opinion assumes "the issuance and certain terms of the Securities to be issued by the Trust from time to time will be authorized and approved by the Board of Trustee … in accordance with and not in violation of the Delaware Statutory Trust Act, the Declaration of Trust …" Please confirm your intention to provide an unqualified opinion no later than the closing date of any offering covered by this registration statement.

In addition, because the subscription rights potentially being offered are contractual, please also opine whether the rights are binding obligations of the issuer under the law of the jurisdiction governing the rights agreement. Lastly, please remove the statement that you "do not hold [y]ourselves out as experts on the law of any state other than Wisconsin as your opinion is based on Delaware law. For additional guidance, please consider Staff Legal Bulletin No. 19 (October 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.

Sincerely,

/s/ Jay Williamson

Jay Williamson
Senior Counsel

cc: Pamela M. Krill
Godfrey & Kahn, S.C.